

# of Pages: 5

# of Exhibits: 1

3-1-02

1023512

02026502

FORM 6-K 0-28800 1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 1 5 2002
363
PROCESSING
SECTION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Second Filing
For the Month of March 2002

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

CMC BUILDING, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, P.O. BOX 82291
SOUTHDALE, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

#45124293v1<

Attached to the Registrant's second Form 6-K for the month of March 2002, and incorporated by reference herein, are:

Exhibit No.	Description	Page #
1.	DRD Investor Brief for March 2002 entitled "An Open Letter to DRD Stakeholders from Mark Wellesley-Wood, Chairman and Chief Executive Officer."	5

#45124293v1<

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 
M.A. Eloff
Group Company Secretary

Dated: 3/14/02

Exhibit 1

#45124293v1<

SPECIAL EDITION

DRD investor brief

March 2002

An open letter **to DRD stakeholders** *from*

Mark Wellesley-Wood, Chairman *and* Chief Executive Officer



Dear stakeholder,

It has been an unusually busy time at DRD recently, as several issues we've been working on have come to a head.

All of these have, as their ultimate objective, the protection of the company and safeguarding of shareholder interests.

Firstly, we are seeking to recover monies owed by JCI/CAM to DRD.

Secondly, we have disclosed further details of your Board's investigations into the 'lost' Rawas investment. We will shortly be sending a full Circular to Shareholders explaining this in more detail. As a result of this investigation, I have initiated an enquiry into Roger Kebble's role in this matter. At the time, Roger was on the Boards of both DRD and CAM/JCI, which were beneficiaries of the transaction. While this enquiry is under way, Roger will not conduct any executive duties.

Thirdly, I have been prohibited from returning to South Africa due to a misunderstanding with the Department of Home Affairs over my work permit status. Hopefully, this will be clarified shortly. Meanwhile, I am working from my study in the UK and am in full contact with my management team.

You will have heard about our emergency Board meeting on Tuesday, which was called to clarify my status in the company while overseas. I am pleased to say that my Board fully supports my ability to continue to carry out my duties, which I fully intend to do.

I would like to thank all shareholders for their tremendous support in these somewhat trying times. I have taken great comfort from the messages I have received. Your views and comments have been noted and will be acted upon.

Please be assured that your company is in safe hands and that I will continue to ensure that your investment is protected.

With best wishes,

Mark Wellesley-Wood













DURBAN ROODEPOORT DEEP, LIMITED

DRD Building • 45 Empire Road • Parktown • Johannesburg

PO Box 390 • Maraisburg 1700 • Tel: +27 (11) 381 7800 • www.durbans.com

WANT A QUICK RESPONSE TO YOUR QUESTIONS ABOUT DRD? Email: eloffm@drd.co.za